UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 16 March 2022, with registration number 1365 (the “Execution II”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs –on the basis of the information received from Goldman Sachs International as the First Segment1 manager– that it has carried out the following transactions over BBVA shares in execution of the First Segment between 6 and 12 May 2022 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
06/05/2022	BBVA. MC	Purchase	XMAD	8.652.021	4,6150
06/05/2022	BBVA. MC	Purchase	CEUX	2.333.811	4,6222
06/05/2022	BBVA. MC	Purchase	TQEX	-
06/05/2022	BBVA. MC	Purchase	AQEU	-
09/05/2022	BBVA. MC	Purchase	XMAD	6.655.666	4,6432
09/05/2022	BBVA. MC	Purchase	CEUX	2.350.000	4,6435
09/05/2022	BBVA. MC	Purchase	TQEX	229.000	4,6544
09/05/2022	BBVA. MC	Purchase	AQEU	-
10/05/2022	BBVA. MC	Purchase	XMAD	8.992.000	4,7429
10/05/2022	BBVA. MC	Purchase	CEUX	2.392.500	4,7727
10/05/2022	BBVA. MC	Purchase	TQEX	237.000	4,7745
10/05/2022	BBVA. MC	Purchase	AQEU	-
11/05/2022	BBVA. MC	Purchase	XMAD	8.924.096	4,7242
11/05/2022	BBVA. MC	Purchase	CEUX	2.389.397	4,7260
11/05/2022	BBVA. MC	Purchase	TQEX	238.834	4,7490
11/05/2022	BBVA. MC	Purchase	AQEU	450.000	4,7589
12/05/2022	BBVA. MC	Purchase	XMAD	8.719.860	4,6746
12/05/2022	BBVA. MC	Purchase	CEUX	2.460.000	4,6721
12/05/2022	BBVA. MC	Purchase	TQEX	240.000	4,6742
12/05/2022	BBVA. MC	Purchase	AQEU	500.000	4,6721
			TOTAL	55.764.185

The number of shares purchased to date as a result of the execution of the First Segment amounts to 188.151.032, which represents 91 % of the maximum cash amount.

[1]	“First Segment” has the same meaning as in the Execution II.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex 1.

Furthermore, it is hereby communicated that the annexes included within the Other Relevant Information of April 8th, 2022, April 18th, 2022, May 2nd, 2022 and May 6th, 2022 (the “ORI”), wrongly reflected2 Kepler Cheuvreux, S.A. as the broker of the transactions executed on DXE Europe (CEUX) and Turquoise Europe (TQEX), being actually Goldman Sachs International the broker which effectively executed the transactions. The rest of the information contained within the ORI annexes was correct.

Therefore, the original annexes contained within the ORI are hereby substituted for the following documents:

ORI of April 8th, 2022: Detailed information on each of the transactions carried out in execution of the First Segment between 1 and 7 April 2022 (both inclusive)

ORI of April 18th, 2022: Detailed information on each of the transactions carried out in execution of the First Segment between 8 and 14 April 2022 (both inclusive)

ORI of May 2nd, 2022: Detailed information on each of the transactions carried out in execution of the First Segment between 22 and 29 April 2022 (both inclusive)

ORI of May 6th, 2022: Detailed information on each of the transactions carried out in execution of the First Segment between 2 and 5 May 2022 (both inclusive)

Madrid, 13 May 2022

[2]	On the basis of the information received from Goldman Sachs International as the First Segment.

ANNEX 1

Detailed information on each of the transactions carried out in execution of the First Segment between 6 and 12 May 2022 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: May 13, 2022
By: /s/ Antonio Borraz Peralta

Name: Antonio Borraz Peralta

Title: Assets and Liabilities Management

Director